UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Tweeter Home Entertainment Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

901167106

(CUSIP Number)

Therese Mrozek

Weston Presidio

Pier 1, Bay 2

San Francisco, CA 94111

(415) 398-0770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP Number 901167106

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Weston Presidio Capital IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 8. SHARED VOTING POWER 1,428,477 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 1,428,477

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,428,477
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.77%
14.	TYPE OF REPORTING PERSON PN

CUSIP Number 901167106

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) WPC Entrepreneur Fund II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 8. SHARED VOTING POWER 22,612 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 22,612

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,612
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%
14.	TYPE OF REPORTING PERSON PN

CUSIP Number 901167106

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Weston Presidio Capital Management IV, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 8. SHARED VOTING POWER 1,451,089 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 1,451,089

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,451,089
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.86%
14.	TYPE OF REPORTING PERSON OO

CUSIP Number 901167106

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Michael P. Lazarus
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 8. SHARED VOTING POWER 1,451,089 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 1,451,089

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,451,089
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.86%
14.	TYPE OF REPORTING PERSON IN

CUSIP Number 901167106

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Michael F. Cronin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 86,064 8. SHARED VOTING POWER 1,451,089 9. SOLE DISPOSITIVE POWER 86,064 10. SHARED DISPOSITIVE POWER 1,451,089

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,537,153
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

This Amendment No. 4 amends the Schedule 13D filed on February 14, 2003, and all prior amendments, including Amendment No. 3 filed on February 23, 2006 by Weston Presidio Service Company, LLC on behalf of: Weston Presidio Capital Management IV, LLC, a Delaware limited liability company (“Weston Presidio”); Weston Presidio Capital IV, L.P., a Delaware limited partnership of which Weston Presidio is the general partner (“Weston IV”); WPC Entrepreneur Fund II, L.P., a Delaware limited partnership of which Weston Presidio is the general partner (“EF II”); Michael Cronin, a managing member of Weston Presidio; and Michael Lazarus, a managing member of Weston Presidio (the “Initial Schedule 13D”). Except as amended hereby, the Initial Schedule 13D remains in full force and effect and shall be read together with this Amendment No. 3.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item No. 3 is amended and restated in its entirety, as follows:

Weston IV beneficially owns an aggregate of 1,451,089 shares of Common Stock. Weston IV acquired or sold such shares of Common Stock in the open market on the dates and at the quantities and prices set forth below. All purchases were made from the working capital of Weston IV.

Acquisitions

Date	Amount	Price
2/5/03	984,417	$4.80
2/6/03	492,209	5.00
2/7/03	268,352	5.0952
2/10/03	98,442	5.0999
7/29/04	98,442	4.75
8/2/04	71,370	4.90

Sales

Date	Amount	Price
2/2/06	98,442	$8.02
2/3/06	98,442	8.03
2/9/06	62,707	8.26
2/17/06	17,601	8.20
2/21/06	137,818	8.05
2/22/06	98,442	8.12
2/23/06	39,377	8.17
2/24/06	31,926	8.16

EF II beneficially owns an aggregate of 22,612 shares of Common Stock. EF II acquired or sold such shares of Common Stock in the open market on the dates and at the quantities and prices set forth below. All purchases were made from the working capital of EF II.

Acquisitions

Date	Amount	Price
2/5/03	15,583	$4.80
2/6/03	7,791	5.00
2/7/03	4,248	5.0952
2/10/03	1,558	5.0999
7/29/04	1,558	4.75
8/2/04	1,130	4.90

Sales

Date	Amount	Price
2/2/06	1,558	$8.02
2/3/06	1,558	8.03
2/9/06	993	8.26
2/17/06	279	8.20
2/21/06	2,182	8.05
2/22/06	1,558	8.12
2/23/06	623	8.17
2/24/06	505	8.16

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety, as follows:

(a) In the aggregate, Weston IV and EF II beneficially own 1,451,089 shares, or 5.86%, of the Common Stock of the Issuer, based upon 24,775,472 shares outstanding as of December 27, 2005, as reported on the latest 10-K of the Issuer.

(b) Weston Presidio has voting power and dispositive power over the shares of Common Stock owned by Weston IV and EF II. As a holder of voting and dispositive authority over the shares owned by Weston IV and EF II, Weston Presidio may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 1,451,089 shares of the Issuer. Weston Presidio disclaims any economic interest or beneficial ownership of the shares covered by this Statement, except to the extent of its pecuniary interest therein.

Messrs. Cronin and Lazarus are the managing members and control persons of Weston Presidio, and for purposes of Rule 13d-3 may be deemed the beneficial owners of such shares deemed to be beneficially owned by Weston Presidio. Thus, Messrs. Cronin and Lazarus may be deemed, for purposes of Rule 13d-3, to be the beneficial owners of 1,451,089 shares of the Issuer. Messrs. Cronin and Lazarus disclaim any economic interest or beneficial ownership of these shares, except to the extent of their pecuniary interests therein.

Mr. Cronin is also the owner of 29,814 shares of the Issuer’s Common Stock and has options to purchase 56,250 shares of the Issuer’s Common Stock. Neither Mr. Cronin nor Mr. Lazarus nor Weston Presidio has effected any transactions in the shares of the Issuer during the past 60 days.

(c)	See Item 3 above regarding transactions in the shares during the past 60 days by Weston IV and EF II.

(d)	Inapplicable.

(e)	Inapplicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The Joint Filing Agreement filed as Exhibit 1.1 to the Initial Schedule 13D is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 28, 2006

WESTON PRESIDIO CAPITAL MANAGEMENT IV, LLC

By:	Weston Presidio Service Company, LLC(*)

By:	/s/ Michael P. Lazarus
Michael P. Lazarus
Managing Member

WESTON PRESIDIO CAPITAL IV, L.P.

By:	Weston Presidio Capital Management IV, LLC

By:	Weston Presidio Service Company, LLC(*)

By:	/s/ Michael P. Lazarus
Michael P. Lazarus
Managing Member

WPC ENTREPRENEUR FUND II, L.P.

By:	Weston Presidio Capital Management IV, LLC

By:	Weston Presidio Service Company, LLC(*)

By:	/s/ Michael P. Lazarus
Michael P. Lazarus
Managing Member

MICHAEL F. CRONIN

By:	Weston Presidio Service Company, LLC(*)

By:	/s/ Michael P. Lazarus
Michael P. Lazarus
Managing Member

MICHAEL P. LAZARUS

By:	Weston Presidio Service Company, LLC (*)

By:	/s/ Michael P. Lazarus
Michael P. Lazarus
Managing Member

(*)	In accordance with the Joint Filing Agreement filed as Exhibit 1.1 to the Initial Schedule 13D.